15880 N. Greenway-Hayden Loop, Ste. 100
Scottsdale, AZ 85260
Tel: (480) 627-2700
Fax: (480) 627-2701
September 28, 2005
VIA EDGAR AND HAND DELIVERY
Mathew Franker, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Waste Industries, Inc. Registration Statement on Form S-4 (File No. 333-126239)
Dear Mr. Franker:
     Allied Waste Industries, Inc. (the “Registrant”), is responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 30, 2005, with respect to Amendment No. 1 to the Registrant’s above-referenced Registration Statement on Form S-4 filed with the Commission on August 16, 2005 (“Amendment No. 1”). Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) revised to reflect changes prompted by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1.
     The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment. References to exhibit numbers in the comment responses below refer to exhibits in Amendment No. 2.
Exhibit 5.1, Opinion of Latham & Watkins
1.	Please submit a revised legality opinion opining that all guarantees, including those by entities other than the Identified Guarantors, are binding obligations. In addition, we note your counsel’s assumption that “each Guarantor is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization” for guarantors incorporated in states other than New York and Delaware. Please submit a revised legality opinion that does not contain this assumption. Alternatively, we will not object if counsel obtains local corporate law opinions necessary to support its opinion, replaces the assumptions in the first paragraph of page 3 with a statement that it is relying on those opinions, and files the local opinions as exhibits to the registration statement.

September 28, 2005

Response: The Registrant has obtained local corporate law opinions necessary to support its counsel’s opinion (see exhibits I through XXXIII) and has revised exhibit 5.1 to state that its counsel is relying on those opinions in rendering its own opinion for guarantors incorporated in states other than New York, California and Delaware (see Exhibit 5.1).

September 28, 2005

     We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (480) 627-2700.
Truly yours,

Peter S. Hathaway, Allied Waste Industries, Inc.

cc:	Kerri Howard, Allied Waste Industries, Inc.
Gregory A. Ezring, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP
Jason S. Frank, Esq., Latham & Watkins LLP
Timothy Pitrelli, Esq. Latham & Watkins LLP